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                    [LOGO OF JONES INTERCABLE APPEARS HERE]

BROKER LETTER


Re:  Notice of Proxy Mailing
     Proposed Sale of Augusta, Georgia Cable Television System by
     Cable TV Fund 12-B, Ltd.


Dear Registered Representative:

Enclosed is a copy of the Notice and Proxy Statement for limited partners in Cable TV Fund 12-B, Ltd. that will be mailed to your clients in the Partnership who owned interests as of April 30, 1995.

In summary, Cable TV Fund 12-B, Ltd. agreed to sell its Augusta, Georgia system to the General Partner. This Purchase and Sale Agreement pertains only to the Augusta system, not to the Partnership's interest in the systems owned by the Cable TV Fund 12-BCD Venture (the "Venture"). The Partnership will continue to own a nine percent interest in the Venture.

The proposed sale and the distribution of net sales proceeds of approximately $1689 per $1000 invested, are contingent upon the approval by the holders of a majority of the limited partnership interest. The enclosed list details the estimated distribution for each of your clients.

Please note that the deadline for the return of the proxy vote by limited partners is September 30, 1995, but we hope to have all votes in as soon as possible.

Should you have any questions regarding the Proxy Statement, contact our Investor Services Department.

Sincerely,


Jones Intercable, Inc.
The General Partner

Enclosures

9697 East Mineral Ave., Englewood, CO 80112-3446 . P.O. Box 4713, Englewood, CO 80155-4713 . (303)792-3111 . FAX (303) 790-9021